UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 9, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE share code: HAR NYSE share code: HMY
ISIN: ZAE000015228
(“Harmony” or “Company”)

OPERATIONAL UPDATE FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2020

STRONG OPERATIONAL PERFORMANCE BOOSTS PRODUCTION PROFIT, INCREASES OPERATING FREE CASH FLOW MARGIN

TOTAL GOLD PRODUCTION INCREASED BY 38%
FREE OPERATING CASH FLOW MARGIN INCREASED BY 20%
NET DEBT TO EBITDA REDUCED FROM 0.8X TO 0.5X NORMALISED#
#Net debt to EBITDA ratio normalised to exclude the capital raise.

Johannesburg. Monday, 9 November 2020. Harmony Gold Mining Company Limited ("Harmony" or "the Company") is pleased to report a strong operational performance in the first quarter of financial year 2021 ("FY21").

"A solid operational performance, further aided by the gold price, has significantly strengthened our balance sheet, allowing us to achieve an operating free cash flow margin of 20%. We are in the process of integrating our newly acquired assets in line with our growth strategy and believe that we will be able to unlock further value through increased ounces and various surface and service synergies", said Peter Steenkamp, chief executive officer of Harmony.

OPERATING RESULTS

		Quarter September 2020	Quarter June 2020	Quarter-on- quarter variance %	Quarter September 2019	Comparative quarter-on- quarter* variance %
Gold produced	kg	9 758	7 049	38	11 231	(13)
	oz	313 725	226 632	38	361 085	(13)
Underground grade	g/t	5.31	5.72	(7)	5.26	1
Gold price received	R/kg	922 398	875 341	5	683 572	35
	US$/oz	1 698	1 518	12	1 449	17
Cash operating costs	R/kg	627 830	699 829	10	484 216	(30)
	US$/oz	1 156	1 213	5	1 026	(13)
All-in sustaining costs	R/kg	728 465	783 336	7	589 597	(24)
	US$/oz	1 341	1 358	1	1 250	(7)
Production profit	R million	2 782	1 251	122	2 384	17
	US$ million	165	70	136	162	2
Exchange rate	R/US$	16.90	17.94	(6)	14.68	15
*September 2020 quarter and September 2019 quarter comparison.
Quarter-on-quarter operating results tables have been included on pages 4 to 5 (R/metric) and 6 to 7 (US$/imperial).
This operational update is the responsibility of the directors and has not been reviewed or audited by the Company’s auditors. Detailed financial and operational results are provided on a six-monthly basis at the end of December and June.

SAFETY

The Company continues to be vigilant in its management and response to the COVID-19 pandemic at all of its operations and to adhere to the strict protocols put in place.

Regrettably, three Harmony employees died in work-related incidents during the September 2020 quarter. Harmony has adopted global best practice safety standards, developed and implemented a four-layered risk management based approach, introduced modernised safety systems and intensified its focus on leadership development and training to address behaviour.

OPERATIONAL PERFORMANCE

Quarter-on-quarter, production increased by 38% from 7 049kg (226 632oz) to 9 758kg (313 725oz), with a 64% increase in gold production at the South African underground operations from 4 578kg (147 187oz) in the June 2020 quarter to 7 528kg (242 029oz) at the end of September 2020. This is mainly as a result of all underground operations resuming work at 100% of capacity after the COVID-19 lockdown restrictions were lifted.

During the COVID-19 lockdown, Harmony mined higher grade panels, which impacted the quarter-on-quarter performance of the South African underground operations and resulted in a 7.2% decrease quarter-on-quarter. The September 2020 quarter reflects a return to a more normalised grade of 5.31g/t, which is more or less in line with the underground recovered grade achieved in the comparable period in September 2019.

Gold production at Hidden Valley decreased by 19% quarter-on-quarter to 983kg (31 604oz) from 1 212kg (38 967oz). Production was impacted by a planned major shut down of the processing plant as well as a result of lower mined grade as the mine transitioned between various stages of the open pit. The key focus in FY21 will be to safely mine the current cutback to produce between 172 300 to 177 700 ounces, while starting the next planned pushback of the main Hidden Valley pit.

Operational excellence boosts production

All-in sustaining costs ("AISC") were 7% lower at R728 465/kg (US$1 341/oz) compared to R783 336/kg (US$1 358/oz) in the previous quarter, due to higher production.

Harmony's operating free cash flow almost tripled quarter-on-quarter to R1.8 billion, compared to R603 million in the previous quarter, due to higher production and a 5.4% increase in the R/kg price of R922 398/kg (US$1 698/oz, 12% higher) quarter-on- quarter. The Company's operating free cash flow margin doubled in the same period, from 10% to 20%.

BALANCE SHEET AND LIQUIDITY

Stronger production cash flows enabled us to reduce our net debt to EBITDA ratio from normalised 0.8x in June 2020 to 0.5x by quarter end. Before normalising for the equity placement, the ratio stood at 0.2x at 30 June 2020. Net debt at 30 September 2020 was at R3.25 billion (US$194 million) after paying for the newly acquired assets.

In June 2020, Harmony raised US$200 million (R3 466 million) by way of a share placement to fund the US$200 million cash portion of the consideration price relating to the acquisition of the Mponeng mine and Mine Waste Solutions. The cash from the placement, combined with the cash generated by the operations, resulted in net debt of R1 361 million (US$79 million) as at the end of June 2020. The inclusion of the newly acquired assets will increase our future EBITDA meaningfully.

With current favourable market prices and current levels of production prevailing, we expect to be in a net cash position by the end of March 2021.

INTEGRATION OF MPONENG MINE, MINE WASTE SOLUTIONS AND RELATED ASSETS

Harmony assumed full ownership of Mponeng mine, Mine Waste Solutions and related assets on 1 October 2020. Integration of these assets is currently under way. We expect cash flows to be boosted, as we unlock value through potential synergies with existing surface and service infrastructure, as well as adding quality replacement ounces to the Company's reserves and resources.

Harmony will provide an update to its current market guidance of producing between 1.26Moz and 1.3Moz at an all-in sustaining cost of R690 000/kg to R710 000/kg at the Company's half year results in February 2021.

WAFI-GOLPU ("THE PROJECT")

Harmony, together with its Wafi-Golpu Joint Venture partner Newcrest Mining Limited, looks forward to re-engaging with the State of Papua New Guinea (PNG) and progressing discussions on the Special Mining Lease for the Wafi-Golpu Project.

With regard to the permitting of the Project under the Environment Act of 2000, we are awaiting a decision by the Minister for Environment, Conservation and Climate Change regarding the assessment of the Environment Impact Statement for the Project. Harmony considers Deep Sea Tailings Placement to be the safest and most environmentally and socially responsible tailings management solution for the Project for the duration of its operations and beyond mine closure, which conclusion is supported by industry leading scientific studies and extensive data gathered by over four years of oceanographic investigations.

We continue to engage with all stakeholders concerned to ensure that we agree on the safest and most environmentally and socially responsible tailings management solution for Wafi-Golpu.

HEDGING

Harmony completed additional hedging to cover the newly acquired ounces at prices in excess of R1 million per kilogram, increasing the average forward Rand gold price on the hedge book from R743 000/kg in the previous quarter, to R846 000/kg in the September 2020 quarter. Our commodity price and exchange rate hedging derivative strategy and programme is implemented for a limited portion of production and foreign exchange. The programme is intended to reduce Harmony's exposure to a strengthening rand/US dollar exchange rate and lower commodity prices. These programmes are topped up as and when opportunities arise to lock-in attractive margins for the business.

Harmony's hedge position as at 30 September 2020:

	FY2021			FY2022				FY2023	TOTAL
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Rand gold
Forward contracts koz	95	94	80	73	64	52	42	23	523
R’000/kg	712	724	772	847	921	1 021	1 077	1 117	846
Dollar gold
Forward contracts koz	12	12	12	12	12	11	10	3	84
US$/oz	1 442	1 489	1 521	1 561	1 606	1 723	1 802	1 921	1 597
Total gold koz	107	106	92	85	76	63	52	26	607
Currency hedges Rand dollar
Zero cost collars $m	115	99	65	47	42	27	—	—	394
Floor R/$	15.40	15.44	15.91	16.32	16.93	17.99	—	—	15.94
Cap R/$	16.58	16.62	17.28	17.90	18.54	19.65	—	—	17.28
Forward contracts $m	44	35	12	9	9	8	—	—	118
R/$	15.82	16.13	16.93	18.18	18.41	18.71	—	—	16.68
Total rand dollar $m	159	134	77	56	51	35	—	—	512
Dollar silver
Zero cost collars $m	375	375	375	365	335	315	285	125	2 550
Floor R/$	18.07	18.29	18.42	18.61	19.52	20.05	20.32	22.69	19.16
Cap R/$	19.60	19.84	20.02	20.26	21.35	22.05	22.49	24.89	20.91
HARMONY’S ANNUAL REPORTS
Harmony’s suite of annual reports, including its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2020 are available on the website (www.harmony.co.za/invest).

OPERATING RESULTS - QUARTER-ON-QUARTER (RAND/METRIC)

		Three months ended	SOUTH AFRICA																Hidden Valley	TOTAL HARMONY
			UNDERGROUND PRODUCTION										SURFACE PRODUCTION					TOTAL SOUTH AFRICA
			Tshepong Operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	TOTAL UNDER- GROUND	Phoenix	Central plant reclamation	Dumps	Kalgold	TOTAL SURFACE
Ore milled	- t'000	Sep-20	344	213	58	84	224	139	195	114	46	1 417	1 547	1 008	1 196	381	4 132	5 549	843	6 392
		Jun-20	206	102	29	43	120	98	118	58	27	801	1 516	1 015	1 530	366	4 427	5 228	970	6 198
Yield	- g/tonne	Sep-20	4.64	8.29	8.95	3.86	4.39	4.22	5.65	3.91	4.48	5.31	0.132	0.140	0.477	0.87	0.30	1.58	1.17	1.53
		Jun-20	5.40	9.27	10.52	4.79	4.66	4.64	5.21	4.28	4.85	5.72	0.132	0.143	0.448	0.63	0.28	1.12	1.25	1.14
Gold produced	- kg	Sep-20	1 595	1 766	519	324	984	587	1 101	446	206	7 528	204	141	570	332	1 247	8 775	983	9 758
		Jun-20	1 113	946	305	206	559	455	615	248	131	4 578	200	145	685	229	1 259	5 837	1 212	7 049
Gold sold	- kg	Sep-20	1 552	1 704	505	315	931	595	1 051	434	200	7 287	203	141	547	325	1 216	8 503	1 058	9 561
		Jun-20	1 131	924	310	210	546	424	584	252	133	4 514	195	142	689	221	1 247	5 761	1 151	6 912
Gold price received	- R/kg	Sep-20	927 352	929 144	928 943	928 479	924 352	929 661	918 190	812 129	927 125	919 545	847 729	927 191	924 612	929 911	913 493	918 680	952 278	922 398
		Jun-20	895 500	895 026	893 358	891 343	895 081	720 118	881 589	797 992	738 165	866 659	813 344	880 141	881 032	880 222	870 202	867 426	914 960	875 341
Gold revenue	(R'000)	Sep-20	1 439 251	1 583 261	469 116	292 471	860 572	553 148	965 018	352 464	185 425	6 700 726	172 089	130 734	505 763	302 221	1 110 807	7 811 533	1 007 510	8 819 043
		Jun-20	1 012 810	827 004	276 941	187 182	488 714	305 330	514 848	201 094	98 176	3 912 099	158 602	124 980	607 031	194 529	1 085 142	4 997 241	1 053 119	6 050 360
Cash operating cost (net of by- product credits)	(R'000)	Sep-20	1 281 309	978 613	303 233	284 065	532 743	428 045	793 095	344 372	141 391	5 086 866	101 192	73 058	257 932	210 766	642 948	5 729 814	396 552	6 126 366
		Jun-20	936 967	752 960	215 193	220 335	380 464	349 770	553 599	256 223	110 082	3 775 593	88 753	60 733	307 464	129 234	586 184	4 361 777	571 319	4 933 096
Inventory movement	(R'000)	Sep-20	(31 430)	(12 932)	(11 837)	(6 947)	(29 305)	(695)	(33 343)	(10 568)	(4 411)	(141 468)	(1 659)	(658)	(9 517)	(6 495)	(18 329)	(159 797)	70 799	(88 998)
		Jun-20	6 884	(33 782)	3 317	1 598	(8 084)	(20 813)	(29 014)	5 204	2 261	(72 429)	(2 162)	(929)	2 224	(3 561)	(4 428)	(76 857)	(56 456)	(133 313)
Operating costs	(R'000)	Sep-20	1 249 879	965 681	291 396	277 118	503 438	427 350	759 752	333 804	136 980	4 945 398	99 533	72 400	248 415	204 271	624 619	5 570 017	467 351	6 037 368
		Jun-20	943 851	719 178	218 510	221 933	372 380	328 957	524 585	261 427	112 343	3 703 164	86 591	59 804	309 688	125 673	581 756	4 284 920	514 863	4 799 783
Production profit	(R'000)	Sep-20	189 372	617 580	177 720	15 353	357 134	125 798	205 266	18 660	48 445	1 755 328	72 556	58 334	257 348	97 950	486 188	2 241 516	540 159	2 781 675
		Jun-20	68 959	107 826	58 431	(34 751)	116 334	(23 627)	(9 737)	(60 333)	(14 167)	208 935	72 011	65 176	297 343	68 856	503 386	712 321	538 256	1 250 577
Capital expenditure	(R'000)	Sep-20	167 516	112 948	13 302	34 295	84 165	83 606	28 823	2 779	0	527 434	0	2 978	5 170	29 297	37 445	564 879	228 187	793 066
		Jun-20	87 194	41 222	7 869	16 193	43 845	64 208	17 482	3 393	1 416	282 822	3 673	6 603	401	52 575	63 252	346 074	114 141	460 215
Cash operating costs	- R/kg	Sep-20	803 329	554 141	584 264	876 744	541 405	729 208	720 341	772 135	686 364	675 726	496 039	518 142	452 512	634 837	515 596	652 970	403 410	627 830
		Jun-20	841 839	795 941	705 551	1 069 587	680 615	768 725	900 161	1 033 157	840 321	824 725	443 765	418 848	448 853	564 341	465 595	747 263	471 385	699 829
Cash operating costs	- R/tonne	Sep-20	3 725	4 594	5 228	3 382	2 378	3 079	4 067	3 021	3 074	3 590	65	72	216	553	156	1 033	470	958
		Jun-20	4 548	7 382	7 420	5 124	3 171	3 569	4 692	4 418	4 077	4 714	59	60	201	353	132	834	589	796
Cash operating cost and Capital	- R/kg	Sep-20	908 354	618 098	609 894	982 593	626 939	871 637	746 520	778 365	686 364	745 789	496 039	539 262	461 582	723 081	545 624	717 344	635 543	709 104
		Jun-20	920 181	839 516	731 351	1 148 194	759 050	909 842	928 587	1 046 839	851 130	886 504	462 130	464 386	449 438	793 926	515 835	806 553	565 561	765 117
All-in sustaining cost	- R/kg	Sep-20	928 984	639 717	628 283	1 013 547	603 082	842 757	771 949	812 287	719 524	760 131	490 310	534 596	463 592	742 288	550 773	729 854	717 309	728 465
		Jun-20	926 827	843 486	754 418	1 167 919	728 268	948 751	959 197	1 100 184	898 648	900 221	467 077	459 484	450 057	847 586	524 244	818 924	605 280	783 336
Operating free cash flow margin¹	%	Sep-20	(1%)	31%	33%	(9%)	28%	8%	15%	2%	24%	16%	41%	42%	48%	21%	39%	19%	28%	20%
		Jun-20	(1%)	4%	19%	(26%)	13%	(36%)	(11%)	(29%)	(14%)	(4%)	42%	46%	49%	7%	40%	6%	30%	10%
¹Excludes run of mine costs for Kalgold (Sep-20:R0.644m, Jun-20:R0.222m) and Hidden Valley (Sep-20:-R95.73m, Jun-20:-R54.45m).

OPERATING RESULTS - QUARTER ON QUARTER (US$/IMPERIAL)

		Three months ended	SOUTH AFRICA																Hidden Valley	TOTAL HARMONY
			UNDERGROUND PRODUCTION										SURFACE PRODUCTION					TOTAL SOUTH AFRICA
			Tshepong Operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	TOTAL UNDER- GROUND	Phoenix	Central plant reclamation	Dumps	Kalgold	TOTAL SURFACE
Ore milled	- t'000	Sep-20	379	235	64	93	247	153	215	126	51	1 563	1 706	1 112	1 319	420	4 557	6 120	930	7 050
		Jun-20	227	112	32	47	132	108	130	64	30	882	1 672	1 119	1 687	404	4 882	5 764	1 070	6 834
Yield	- oz/ton	Sep-20	0.135	0.242	0.261	0.112	0.128	0.123	0.165	0.114	0.130	0.155	0.004	0.004	0.014	0.025	0.009	0.046	0.034	0.045
		Jun-20	0.158	0.272	0.306	0.141	0.136	0.135	0.152	0.125	0.140	0.167	0.004	0.004	0.013	0.018	0.008	0.033	0.036	0.033
Gold produced	- oz	Sep-20	51 280	56 778	16 686	10 417	31 636	18 872	35 398	14 339	6 623	242 029	6 559	4 533	18 326	10 674	40 092	282 121	31 604	313 725
		Jun-20	35 784	30 415	9 806	6 623	17 972	14 629	19 773	7 973	4 212	147 187	6 430	4 662	22 023	7 363	40 478	187 665	38 967	226 632
Gold sold	- oz	Sep-20	49 898	54 785	16 236	10 127	29 932	19 130	33 790	13 953	6 430	234 281	6 527	4 533	17 586	10 449	39 095	273 376	34 015	307 391
		Jun-20	36 362	29 707	9 967	6 752	17 554	13 632	18 776	8 102	4 276	145 128	6 269	4 565	22 152	7 105	40 091	185 219	37 005	222 224
Gold price received	- $/oz	Sep-20	1 707	1 710	1 710	1 709	1 701	1 711	1 690	1 495	1 707	1 693	1 560	1 707	1 702	1 712	1 681	1 691	1 753	1 698
		Jun-20	1 553	1 552	1 549	1 545	1 552	1 249	1 529	1 384	1 280	1 503	1 410	1 526	1 528	1 526	1 509	1 504	1 586	1 518
Gold revenue	($'000)	Sep-20	85 172	93 694	27 761	17 308	50 927	32 734	57 108	20 858	10 973	396 535	10 184	7 737	29 930	17 885	65 736	462 271	59 622	521 893
		Jun-20	56 458	46 101	15 438	10 434	27 243	17 020	28 700	11 210	5 473	218 077	8 841	6 967	33 839	10 844	60 491	278 568	58 705	337 273
Cash operating cost (net of by- product credits)	($'000)	Sep-20	75 825	57 913	17 944	16 811	31 527	25 331	46 934	20 379	8 367	301 031	5 988	4 323	15 264	12 472	38 047	339 078	23 468	362 546
		Jun-20	52 231	41 974	11 996	12 282	21 209	19 497	30 860	14 283	6 136	210 468	4 947	3 385	17 139	7 204	32 675	243 143	31 849	274 992
Inventory movement	($'000)	Sep-20	(1 860)	(765)	(700)	(411)	(1 734)	(41)	(1 973)	(625)	(261)	(8 370)	(98)	(39)	(563)	(384)	(1 084)	(9 454)	4 190	(5 264)
		Jun-20	384	(1 883)	185	89	(451)	(1 160)	(1 617)	290	126	(4 037)	(121)	(52)	124	(199)	(248)	(4 285)	(3 147)	(7 432)
Operating costs	($'000)	Sep-20	73 965	57 148	17 244	16 400	29 793	25 290	44 961	19 754	8 106	292 661	5 890	4 284	14 701	12 088	36 963	329 624	27 658	357 282
		Jun-20	52 615	40 091	12 181	12 371	20 758	18 337	29 243	14 573	6 262	206 431	4 826	3 333	17 263	7 005	32 427	238 858	28 702	267 560
Production profit	($'000)	Sep-20	11 207	36 546	10 517	908	21 134	7 444	12 147	1 104	2 867	103 874	4 294	3 453	15 229	5 797	28 773	132 647	31 964	164 611
		Jun-20	3 843	6 010	3 257	(1 937)	6 485	(1 317)	(543)	(3 363)	(789)	11 646	4 015	3 634	16 576	3 839	28 064	39 710	30 003	69 713
Capital expenditure	($'000)	Sep-20	9 913	6 685	788	2 030	4 982	4 948	1 706	164	0	31 216	0	176	306	1 734	2 216	33 432	13 503	46 935
		Jun-20	4 861	2 299	439	902	2 444	3 580	975	190	79	15 769	205	368	22	2 930	3 525	19 294	6 363	25 657
Cash operating cost	- $/oz	Sep-20	1 479	1 020	1 075	1 614	997	1 342	1 326	1 421	1 263	1 244	913	954	833	1 168	949	1 202	743	1 156
		Jun-20	1 460	1 380	1 223	1 854	1 180	1 333	1 561	1 791	1 457	1 430	769	726	778	978	807	1 296	817	1 213
Cash operating costs	- $/t	Sep-20	200	246	280	181	128	166	218	162	164	193	4	4	12	30	8	55	25	51
		Jun-20	230	375	375	261	161	181	237	223	205	239	3	3	10	18	7	42	30	40
Cash operating cost and Capital	- $/oz	Sep-20	1 672	1 138	1 123	1 809	1 154	1 604	1 374	1 433	1 263	1 373	913	992	850	1 331	1 004	1 320	1 170	1 305
		Jun-20	1 595	1 456	1 268	1 991	1 316	1 577	1 610	1 815	1 476	1 537	801	805	779	1 376	894	1 398	981	1 327
All-in sustaining cost	- $/oz	Sep-20	1 710	1 177	1 156	1 866	1 110	1 551	1 421	1 495	1 324	1 399	902	984	853	1 366	1 014	1 343	1 321	1 341
		Jun-20	1 607	1 462	1 308	2 025	1 263	1 645	1 663	1 908	1 558	1 561	810	797	780	1 470	909	1 420	1 046	1 358
Operating free cash flow margin¹	%	Sep-20	(1%)	31%	33%	(9%)	28%	8%	15%	2%	24%	16%	41%	42%	48%	21%	39%	19%	28%	20%
		Jun-20	(1%)	4%	19%	(26%)	13%	(36%)	(11%)	(29%)	(14%)	(4%)	42%	46%	49%	7%	40%	6%	30%	10%

¹Excludes run of mine costs for Kalgold (Sep-20:US$0.038m, Jun-20:US$0.012m) and Hidden Valley (Sep-20:-US$5.665m, Jun-20:-US$3.035m).

DIRECTORATE AND ADMINISTRATION

HARMONY GOLD MINING COMPANY LIMITED
Harmony Gold Mining Company Limited
was incorporated and registered as a public
company in South Africa on 25 August 1950
Registration number: 1950/038232/06

CORPORATE OFFICE
Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za

DIRECTORS
Dr PT Motsepe* (chairman)
JM Motloba* (deputy chairperson)
M Msimang*^ (lead independent director)
PW Steenkamp** (chief executive officer)
BP Lekubo** (financial director)
HE Mashego** (executive director)
JA Chissano*#^
FFT De Buck*^
Dr DS Lushaba*^
HG Motau*^
KT Nondumo*^
VP Pillay*^
GR Sibiya*^
JL Wetton*^
AJ Wilkens*

* Non-executive
** Executive
^ Independent
# Mozambican

INVESTOR RELATIONS
E-mail: HarmonyIR@harmony.co.za
Telephone:
+27 11 411 2314 or
+27 82 759 1775
Website: www.harmony.co.za

GROUP COMPANY SECRETARY
Shela Mohatla
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(PO Box 2, Randfontein, 1760, South Africa)
E-mail: companysecretariat@harmony.co.za

TRANSFER SECRETARIES

JSE Investor Services (Pty) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House,
Ameshoff Street, Braamfontein
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 861 546 572
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 4381

ADR* DEPOSITARY
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Operations Centre, 6201 15th Avenue, Brooklyn,
NY 11219, United States
E-mail queries: db@astfinancial.com
Toll free (within the US): +1-886-249-2593
Int: +1 718 921 8137
Fax: +1 718 921 8334
*ADR: American Depositary Receipts

SPONSOR

JP Morgan Equities South Africa (Pty) Limited
1 Fricker Road, corner Hurlingham Road,
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

TRADING SYMBOLS

JSE Limited: HAR
New York Stock Exchange, Inc.: HMY
ISIN: ZAE 000015228

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the safe harbour provided by
Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the "Securities
Act"), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings)
wherever they may occur in this report and the exhibits to this report, are necessarily estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- Overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere
(including as a result of the coronavirus disease ("Covid-19") pandemic)
- Estimates of future earnings, and the sensitivity of earnings to gold and other metals prices

- Estimates of future gold and other metals production and sales
- Estimates of future cash costs
- Estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices
- Estimates of provision for silicosis settlement and the spread of other contagious diseases, such as Covid-19
- Estimates of future tax liabilities under the Carbon Tax Act (South Africa)
- Statements regarding future debt repayments
- Estimates of future capital expenditures
- The success of our business strategy, exploration and development activities and other initiatives
- Future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans
- Estimates of reserves statements regarding future exploration results and the replacement of reserves
- The ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations
- Fluctuations in the market price of gold
- The occurrence of hazards associated with underground and surface gold mining
- The occurrence of labour disruptions related to industrial action or health and safety incidents
- Power cost increases as well as power stoppages, fluctuations and usage constraints
- Supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital
- Our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions
- Our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities
- Potential liabilities related to occupational health diseases
- Changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof;
court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights
- Our ability to protect our information technology and communication systems and the personal data we retain
- Risks related to the failure of internal controls
- The outcome of pending or future litigation or regulatory proceedings
- Fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies
- The adequacy of the Group's insurance coverage
- Any further downgrade of South Africa's credit rating
- Socio-economic or political instability in South Africa, Papua New Guinea and other countries in which we operate

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company's latest Integrated Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company's other Securities and Exchange Commission filings.
The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. The foregoing factors and others described under "Risk
Factors" should not be construed as exhaustive. The forward-looking financial information has not been reviewed and reported on by the Company's auditors.

Johannesburg
9 November 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 9, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director